Exhibit 99.1

Croatia Osiguranje Selects Sapiens for its Property & Casualty Digital Transformation Program

Sapiens’ P&C core suite, reinsurance offering, advanced analytics solution and digital tools will replace the Croatian leader’s legacy IT solutions, for increased productivity and faster time to market

Holon, Israel – November 27, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Croatia Osiguranje, a leading Croatian insurer that has been operating in the region for over 135 years, has selected Sapiens IDITSuite for Property & Casualty and Sapiens ReinsuranceMaster, as well as other tools for its digital transformation program.

Sapiens’ solutions will facilitate advanced digitalization of the insurer’s entire property & casualty (P&C) and health insurance segments, as well as claims handling. Sapiens’ technology is expected to further increase the productivity of Croatia Osiguranje’s sales force and speed its time to market, while also optimizing business operations through business process simplification and automation.

“Such a considerable investment in Croatia Osiguranje’s digital presence and future supports our ambition to retain and increase our company’s competitive advantage,” said Davor Tomašković, CEO, Croatia Osiguranje. “The new solutions will help our company, which possesses over 135 years of tradition, enter a new era of growth and development. Croatia Osiguranje will be ready to meet the demands of the dynamic market we operate in today, and tomorrow.”

“Many insurers, such as Croatia Osiguranje, are embracing the importance of digitalization to stay ahead of their competitors, while increasing efficiencies and offering a unique customer experience,” said Roni Al-Dor, Sapiens president and CEO. “We are excited to be partnering with Croatia Osiguranje for this transformation and Sapiens looks forward to many years of fruitful collaboration.”

Sapiens’ solutions will deliver a fully digital platform, including business intelligence. Croatia Osiguranje will be able to expand its offerings by launching new lines of business, products and services, using our flexible product factory.

About Croatia Osiguranje

Croatia Osiguranje is the leading company in Croatia’s insurance market. It has been operating in this region for over 135 years. Since 2014, the company has been doing business as part of the Adris Group. As the leader in life and non-life insurance, Croatia Osiguranje is clearly focused on achieving operational efficiency, providing top-quality services to its clients, and having a broad portfolio of modern insurance solutions. For more information: crosig.hr/en/about-us/croatia-osiguranje-group.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com